UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	ICL's Corporate Responsibility Report for 2017

Item 1

ICL's Corporate Responsibility Report for 2017

ICL hereby announces the launch of its new Corporate Responsibility (CSR) report web-site.

ICL's new CSR report web-site also constitutes its 2017 Corporate Responsibility report: http://icl-group-sustainability.com/.

The new CSR website contains, among others:

•	Comprehensive information of ICL's practices and performance in all sustainability fields, such as: Environment: http://icl-group-sustainability.com/reports/environmental-performance/, Safety: http://icl-group-sustainability.com/reports/health-safety/, Ethics: http://icl-group-sustainability.com/reports/business-ethics/, Employment: http://icl-group-sustainability.com/reports/fair-responsible-employment/, Sustainable Solutions: http://icl-group-sustainability.com/reports/sustainable-solutions/ and Community: http://icl-group-sustainability.com/reports/engaging-our-communities/.

•	Useful one-page summaries of KPI's and Trends: http://icl-group-sustainability.com/reports/kpis-trends-insights/, Goals and Progress: http://icl-group-sustainability.com/reports/goals-performance/ and Awards and Recognition: http://icl-group-sustainability.com/reports/awards-and-recognition/.

•	ICL's contribution to the present and future of humankind through the UN's sustainable development goals: http://icl-group-sustainability.com/reports/aligning-with-the-uns-sustainable-development-goals/, Zero Hunger: http://icl-group-sustainability.com/reports/?sdg=2, Clean Water: http://icl-group-sustainability.com/reports/?sdg=6, Climate Action: http://icl-group-sustainability.com/reports/?sdg=13 and others.

•	Site-specific environmental success stories regarding Energy: http://icl-group-sustainability.com/reports/success-stories-energy/, Water: http://icl-group-sustainability.com/reports/success-stories-water-wastewater/, Waste: http://icl-group-sustainability.com/reports/waste-success-stories/ and Air emissions: http://icl-group-sustainability.com/reports/success-stories-air/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President and Global General Counsel

Date: December 31, 2018